UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2009.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ____ to ____.

Commission file number 0-49925

_____________________________

A.  Full title of the plan and the address of the plan, if
different from that of the issuer named below:

Central Jersey Bank, N.A.
Employees’ Savings & Profit Sharing Plan and Trust

_____________________________

B.  Name of issuer of the securities held pursuant to
the plan and the address of its principal executive office:

Central Jersey Bancorp
1903 Highway 35
Oakhurst, New Jersey 07755

INDEX TO FINANCIAL STATEMENTS

CENTRAL JERSEY BANK, N.A. EMPLOYEES’ SAVINGS
& PROFIT SHARING PLAN AND TRUST

Financial Statements

December 31, 2009 and 2008

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Plan Benefits December 31, 2009 and 2008	2

Statements of Changes in Net Assets Available for Plan Benefits Years Ended December 31, 2009 and 2008	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) As of December 31, 2009	Schedule 1

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Central Jersey Bank, N.A. Employees’ Savings & Profit Sharing Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Central Jersey Bank, N.A. Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. This supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ParenteBeard LLC

ParenteBeard LLC
Malvern, Pennsylvania
June 25, 2010

CENTRAL JERSEY BANK, N.A.
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
Statements of Net Assets Available for Plan Benefits
December 31, 2009 and 2008
Investments:	2009	2008
Investments, at fair value	$2,242,780	$1,663,299
Investments in Central Jersey Bancorp common stock, at fair value	386,307	745,176
Participant loans	129,602	122,666

Total investments	2,758,689	2,531,141

Receivables:
Accrued income	--	16
	--	16
Payables:
Accrued expenses	--	500

Net assets available for plan benefits at fair value	2,758,689	2,530,657

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(9,848)	2,718

Net assets available for plan benefits	$2,748,841	$2,533,375

See accompanying notes to financial statements.

CENTRAL JERSEY BANK, N.A.
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2009 and 2008

	2009	2008
Contributions:
Employer	$174,803	$167,307
Participant	304,656	297,303
Participant rollovers	118,520	173,654
Total contributions	597,979	638,264
Investment loss:
Interest and dividend income	13,216	7,552
Net realized gains (losses) on sales of investments	173,900	(19,514)
Net depreciation of investments	(375,893)	(413,613)
Total investment loss	(188,777)	(425,575)

Contributions and investment loss, net	409,202	212,689
Deductions:
Administrative expenses	18,069	22,817
Payments to participants	175,667	121,001
Net change in assets available for plan benefits	215,466	68,871
Net assets available for plan benefits, beginning of year	2,533,375	2,464,504
Net assets available for plan benefits, end of year	$2,748,841	$2,533,375

See accompanying notes to financial statements.

CENTRAL JERSEY BANK, N.A.
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2009 and 2008

(1)	Plan Description

The following description of the Central Jersey Bank, N.A. Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) provides only general information.  Participants should refer to the Plan documents for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(a)	General

The Plan was established as of January 1, 2000 as a defined contribution plan. Generally, an employee becomes eligible to participate in the Plan on the first day of the month which follows three months of continuous service at Central Jersey Bank, N.A. (the “Bank”) by the employee.  Eligible employees will automatically become a participant in the Plan on the first day of the month coinciding with or following the date on which the eligibility requirements are met.

(b)	Employee Contributions

An eligible employee may elect to have a percentage of compensation contributed to the Plan on a pre-tax salary reduction basis. New employees will be automatically enrolled in the Plan at a deferral rate of 3%, unless the employee elects not to participate.  Participants may elect to defer between 1% and 75% of his or her compensation under a Salary Reduction Agreement to the Plan. Additionally, participants may allocate their contributions to 21 different investment funds, including a fund comprised of shares of common stock of Central Jersey Bancorp. If an employee does not choose an investment election, the Bank has selected the Target Retirement Fund as a default option.  The contribution amount is limited by the Internal Revenue Code of 1986, as amended (the “Code”), on a pretax basis to $16,500 in 2009. In addition, certain eligible participants can make “catch-up” contributions if the maximum amount of regular contributions are made and the participant is age 50 or older, thereby increasing the total elective deferrals to $22,000 for 2009.

(c)	Employer Contributions

With the adoption of the Safe Harbor Amendment, effective January 1, 2007, the Bank will make a safe harbor basic matching contribution to the Plan on behalf of each participant in the amount of 100% of the participant’s 401(k) deferrals that do not exceed 3% of the participant’s salary plus 50% of the participant’s deferrals that exceed 3% of the participant’s salary but that do not exceed 5% of the participant’s salary.

(d)	Vesting

With the adoption of the Safe Harbor Amendment, effective January 1, 2007, the Plan amended the vesting schedule to reflect 100% vesting for all of the Plan’s participants effective January 1, 2007.

(e)	Participant Loans

Participants may borrow from the vested portion of their accounts.  The loan must be no less than $1,000 and no more than $50,000.  Participants may not borrow more than 50% of the balance in their accounts. Any loan made must generally be repaid within a period not to exceed five years.  The term of the loan may exceed five years for the purchase of a primary residence; however, it may not exceed 15 years.  Loan interest rates are determined at the time of the loan and remain in effect for the term of the loan.  Principal and interest are paid according to the participant amortization schedule through bi-weekly payroll deductions.

CENTRAL JERSEY BANK, N.A.
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2009 and 2008

(f)	Participants’ Accounts

Individual accounts are maintained for the Plan participants. Each participant’s account is credited with the participant’s contribution and the Bank’s matching contribution on behalf of that participant. Allocations of Plan earnings or losses are based on the participant’s earnings or account balances, as defined. The benefit to which each participant is entitled is the benefit that can be provided from the participant’s account balance.

Participants have the option to invest in a self-directed brokerage account established under the Plan.  Assets may be transferred from  the participant’s Plan accounts to the self-directed brokerage account.  However, a minimum of $1,000 is required to establish a self-directed brokerage account and such account may not hold more than 25% of the participant’s aggregate account balances under the Plan.

(g)	Benefit Payments/Withdrawals

Upon retirement, death, disability or termination of employment, participants or their designated beneficiaries may elect to receive their account balance in a lump-sum, partial lump-sum or installment payments.

During employment, participants may request an in-service withdrawal under certain circumstances.  Rollover contributions and earnings thereon may be requested for distribution at any time.  In-service withdrawals of employer contributions may be requested according to the Plan’s provisions.  Additionally, participants may request an in-service withdrawal of pre-tax elective deferrals upon attainment of age 59½ or for a Plan defined hardship withdrawal reason.  In the event of hardship, the distribution cannot exceed the amount required to relieve the hardship.  Such withdrawals are subject to approval by the Plan administrator along with payment of applicable taxes.

(h)	Forfeitures

There were no forfeited non-vested accounts at December 31, 2009 or 2008.  In accordance with the Plan, if such accounts were present they would be used to reduce future employer contributions.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the defined contribution plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

CENTRAL JERSEY BANK, N.A.
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2009 and 2008

(b)	Funds and Accounts Managed by State Street Global Advisors

State Street Global Advisors (“State Street”) held the Plan’s investment assets and executed transactions therein as determined by each of the Plan’s participants.  The investments in the funds were reported to the Bank by State Street as having been determined through the use of current values for all assets.

(c)	Use of Estimates

In preparing the Plan’s financial statements, estimates and assumptions have been made relating to the reporting of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities, so that the financials statements are in conformity with U.S. generally accepted accounting principles (“GAAP”). Significant estimates include determination of the fair value of investments. Actual results could differ from those estimates.

(d)	Concentration of Risk

The assets of the Plan are primarily financial instruments, which are monetary in nature.  As a result, interest rates have a more significant impact on the Plan’s performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of the investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

(e)	Investment Valuation

Investments are reported at fair value. Fair value is the price that would be received in the sale of an asset or paid in the transfer of a liability in an orderly transaction between market participants at the measurement date. See Note 7 for a discussion of fair value measurements.

(f)	Income Recognition

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

CENTRAL JERSEY BANK, N.A.
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2009 and 2008

(3)	Plan Expenses

Certain costs of administrative services rendered on behalf of the Plan were paid by the Bank.

(4)	Plan Termination

Although it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the termination of the Plan, no further allocations shall be made, and no eligible employee shall become a participant after the date of termination.

(5)	Federal Tax Status

The Internal Revenue Service issued its latest determination letter on March 31, 2008 to the Plan, which states that the Plan and its underlying trust qualify under the applicable provisions of the Code and, therefore, are exempt from federal income taxes.

(6)	Investments

Except as noted below, the fair values of individual investments that represent 5% or more of the Plan’s total assets at December 31, 2009 and 2008 are as follows:

	2009		2008
Investments, at fair value:
State Street Global Advisors Stable Value Fund	$604,424		$315,100
Central Jersey Bancorp, investment in common stock	386,307		745,176
State Street Global Advisors Short Term Investment Fund	300,735		--	**
State Street Global Advisors Moderate Strategic Balanced Securities Lending Fund	209,044		170,095
State Street Global Advisors Conservative Strategic Balanced Securities Lending Fund	186,814		173,504
State Street Global Advisors S&P 500 Flagship Securities Lending Fund	148,159		78,325	**
State Street Global Advisors Long Treasury Index Fund	--	*	250,820
State Street Global Advisors Company Government Money Market Account	--	*	215,372
* Value represents less than 5% of the Plan’s total assets at December 31, 2009.
** Value represents less than 5% of the Plan’s total assets at December 31, 2008.

CENTRAL JERSEY BANK, N.A.
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2009 and 2008

For the years ended December 31, 2009 and 2008, the Plan’s net depreciation of investments is as follows:

	2009	2008
Common collective trusts	$(279,681)	$(270,344)
Investment in Central Jersey Bancorp common stock	(96,212)	(143,269)
Net depreciation of investments	$(375,893)	$(413,613)

(7)	Fair Value Measurements

The Plan measures its investments at fair value on a recurring basis in accordance with GAAP.
Fair value is defined as the price that would be received in the sale of an asset or the price that would be paid in the transfer of a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Basis of Fair Value Measurement

Level I	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level II	Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability; and

Level III	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.  These valuation methodologies were applied to all of the Plan’s financial assets and financial liabilities carried at fair value, commencing January 1, 2008.

In general, fair value is based upon quoted market prices, where available.  If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters.  Valuation adjustments may be made to ensure that financial instruments are recorded at fair value.  These adjustments may include amounts to reflect counterparty credit quality, as well as unobservable parameters.  Any such valuation adjustments are applied consistently over time.

Common stocks: Valued at the closing price reported on the active market on which the individual identical securities are traded.

CENTRAL JERSEY BANK, N.A.
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2009 and 2008

Common collective trust funds: These investments are valued based upon the unit values of such collective trust funds held by the Plan at year end. Unit values are based on the fair value of the underlying assets of the fund derived from inputs principally from or corroborated by observable market data by correlation or other means

Stable value fund:   The methodology of determining the fair value of the underlying assets, which are deemed fully benefit-responsive investment contracts, is dependent on the type of underlying assets and includes using unadjusted quoted prices in active markets for identical assets, market values provided by third party vendors, and matrix pricing provided by third party vendors.

Participant loans:  These loans are not actively traded and significant other observable inputs are not available. Thus, participant loans are recorded at amortized cost which approximates fair value based on unobservable inputs using valuation methodologies to determine fair value to include discounted cash flows and other similar techniques.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	December 31, 2009
	Level I	Level II	Level III	Total fair value
Common collective trusts	$--	$1,638,356	$--	$1,638,356
Stable value fund	--	604,424	--	604,424
Common stocks	386,307	--	--	386,307
Participant loans	--	--	129,602	129,602
Total assets at fair value	$386,307	$2,242,780	$129,602	$2,758,689

CENTRAL JERSEY BANK, N.A.
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2009 and 2008

The common collective trusts fair value hierarchy as of December 31, 2008 has been changed to a Level II measurement based on management’s reassessment of the inputs used in determining fair value.

	December 31, 2008
	Level I	Level II	Level III	Total fair value
Common collective trusts	$--	$1,348,200	$--	$1,348,200
Common stocks	745,176	--	--	745,176
Stable value fund	--	315,099	--	315,099
Participant loans	--	--	122,666	122,666
Total assets at fair value	$745,176	$1,663,299	$122,666	$2,531,141

The following table sets forth a summary of changes in the fair value of the Plan’s Level III assets for the years ended December 31, 2009 and 2008:

	Year Ended December 31, 2009	Year Ended December 31, 2008
Participant loans:
Balance, beginning of year	$122,666	$48,243
Purchase, sales issuances and settlements (net)	6,936	74,423
Balance, end of year	$129,602	$122,666

(8)	Related Parties

The Plan’s assets are administered by Reliance Trust Company, the Trustee, and held by State Street Bank Global Advisors, the Custodian.   Contributions are held and managed by the Trustee, who invests cash received and investment income, and makes distributions.  The Plan also issues loans to participants which are secured by participant account balances.  As a result, the transactions with these parties qualify as party-in-interest transactions. Fees for the investment management services are paid by the Plan sponsor.  Certain administrative functions of the Plan are performed by employees of the Bank.  No such employee receives compensation from the Plan.

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2009 and 2008 to the Form 5500:

	2009	2008
Net assets available for Plan benefits per the financial statements	$2,748,841	$2,533,375
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	9,848	(2,718)
Net assets available for Plan benefits per the Form 5500	$2,758,689	$2,530,657

(10)	Subsequent Events

On May 25, 2010, the Bank and its parent corporation, Central Jersey Bancorp (“Central Jersey”), and Kearny Financial Corp. (“Kearny”) and its wholly owned subsidiary, Kearny Federal Savings Bank (“Kearny Bank”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Central Jersey will merge with a to-be-formed subsidiary of Kearny and thereby become a wholly owned subsidiary of Kearny (the “Merger”).  Immediately thereafter, the Bank will merge with and into Kearny Bank.  The Bank will operate as a division of Kearny Bank for at least 18 months after the closing of the Merger.

Under the terms of the Merger Agreement, the shareholders of Central Jersey will receive $7.50 in cash for each share of Central Jersey common stock held.  The Merger Agreement also provides that all options to purchase Central Jersey common stock which are outstanding and unexercised immediately prior to the closing of the Merger under Central Jersey’s various stock option plans will be cancelled in exchange for a cash payment equal to the positive difference between $7.50 and the exercise price.  The effects of the proposed Merger on the Plan have not yet been determined.

SCHEDULE 1
CENTRAL JERSEY BANK, N.A.
EMPLOYEE SAVINGS & PROFIT SHARING PLAN AND TRUST
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2009
Identity of Issuer	Description of Investment	Cost	Current fair value

State Street Bank Global Advisors*	Short Term Investment Fund	300,735	300,735
State Street Bank Global Advisors*	Moderate Strategic Balanced Securities Lending Fund	187,224	209,044
State Street Bank Global Advisors*	Conservative Strategic Balanced Securities Lending Fund	160,119	186,814
State Street Bank Global Advisors*	S&P 500 Flagship Securities Lending Series Fund	143,449	148,159
State Street Bank Global Advisors*	S&P Value Index Securities Lending Fund	125,414	118,944
State Street Bank Global Advisors*	S&P Midcap Index Securities Lending Series Fund	110,523	117,344
State Street Bank Global Advisors*	S&P Growth Index Securities Lending Fund	89,787	96,295
State Street Bank Global Advisors*	NASDAQ 100 Index Non-Lending Series Fund	76,294	91,085
State Street Bank Global Advisors*	Long Treasury Index Fund	57,151	63,726
State Street Bank Global Advisors*	Daily EAFE Index Securities Lending Series Fund	50,815	52,051
State Street Bank Global Advisors*	Russell 2000 Index Securities Lending Series Fund	51,478	51,286
State Street Bank Global Advisors*	Target Retirement 2035 Fund	54,013	49,977
State Street Bank Global Advisors*	Aggressive Strategic Balanced Securities Lending Fund	36,945	37,635
State Street Bank Global Advisors*	Target Retirement 2025 Fund	29,495	31,380
	Schwab Window	20,490	20,490
State Street Bank Global Advisors*	REIT Index Non-Lending Securities Fund	21,643	19,543
State Street Bank Global Advisors*	Passive Bond Market Index Securities Lending Series Fund	18,473	19,183
State Street Bank Global Advisors*	Government Short Term Investment Fund	11,971	11,971
State Street Bank Global Advisors*	Target Retirement 2045 Fund	8,856	10,396
State Street Bank Global Advisors*	Securities Lending Fund	2,092	2,298
	Total mutual funds		1,638,356

	Stable Value Fund		604,424
	*Central Jersey Bancorp, investment in common stock		386,307
	*Participant loans (a)		129,602

	Total other investments		1,120,333

	Total investments		$2,758,689

* A party-in-interest as defined by ERISA
(a) As of December 31, 2009, the interest rates on these loans ranged from 4.25% to 9.25%.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other person who administers the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTRAL JERSEY BANK, N.A.
EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST

Date: June 25, 2010	By:	/s/ Gail M. Corrigan
Gail M. Corrigan
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm.